
INVEST IN VENOMYX THERAPEUTICS
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$107,000+
raised of $107,000 maximum target from 274 investors
8


INVEST IN VENOMYX THERAPEUTICS
Campaign is oversubscribed!
maximum target met
$107,000+
raised of $107,000 maximum target from 274 investors
8


INVEST IN VENOMYX THERAPEUTICS
Campaign is oversubscribed!
maximum target met
$107,000+
raised of $107,000 maximum target from 274 investors
8


INVEST IN VENOMYX THERAPEUTICS
Campaign is oversubscribed!

maximum target met

$107,000+

raised of $107,000 maximum target from 274 investors

8

INVEST IN VENOMYX THERAPEUTICS

Campaign is oversubscribed!

maximum target met

$107,000+

raised of $107,000 maximum target from 274 investors

8

and horse blood harvesting. But now, with synthetic biology and next-generation sequencing techniques, scientists are pushing the field into the future. Along with education and smart distribution, those advances could help end this global public health crisis.

Megan Molteni
Writer for WIRED

"Traditionally anti-snake venom is made by taking the venom from a particular snake breed, inserting it into a horse and then extracting the sample from the horse. This takes too much time and requires a lot of manpower. Venomyx hope to finish with phase 1 clinical trials by end of next summer and are expecting commercial rollout by the end of 2019. The product also qualifies for fast track status with the FDA.

Simon Cocking
Writer for Irish Tech News

VIEW ALL PRESS

Snakebites: a Neglected Public Health Crisis

There will be 5.5 million snakebites this year, resulting in 500,000 amputations and 150,000 deaths. Among the most affected are rural communities in low- and middle-income countries because current antivenoms are expensive, difficult to store, and must be administered in a hospital.



Current Antivenoms Aren't Good Enough

- **Expensive** - injected into horses, labor-intensive
- **Side Effects** - animal antibodies create negative side effects in patients
- **Poor Efficacy** - requires many doses
- **Single Species** - an antivenom works for only one species
- **Only in Hospitals** - rural communities don't have access

Our Solution: Broad-Spectrum EpiPen for Antivenom



- **Economical** - produced cheaply in bacteria
- **Safe** - similar to human antibodies, reducing side effects
- **Effective** - 10x more effective
- **Broad Spectrum** - effective for all regional species
- **Widely Available and Portable** - thermal stability for on-the-go application



$1B Spent Every Year on Snake Antivenom Worldwide


Number of snake envenomings per year
<1000
1000 – 10000
10001 – 100000
>100000
Not estimated
No extant snakes

Our Customers and Traction

Since conventional antivenom is so expensive, only hospitals, governments, and nonprofits have enough money to purchase and store it. As a cheaper, shelf-stable alternative, we can sell Vipax to those organizations as well as military, first responders, state parks, schools, and outdoor guides.

WHO BUYS ANTIVENOM?

Customer	Conventional Antivenom	Vipax™
Hospitals	✓	✓
Government	✓	✓
Non-profits	✓	✓
Military		✓
First responders		✓
State Parks		✓
Schools		✓

VENOMYX THERAPEUTICS



Our Journey to Regulatory Approval

For antivenom, the regulatory pathway is shorter and cheaper than in other drug areas (i.e. oncology). In the best case scenario, we could have a fully developed product ready for consumers in three years. We're using Wefunder to raise part of a larger round (up to $1.2M) to complete all preclinical trials, file a first-round application to the FDA, and finish researching candidate venoms in Asia and the U.S. We've already raised $250K.

candidate venoms in Asia and the U.S. We've already raised $250K.


SWEET SPOT FOR BRINGING DRUGS TO MARKET
Compared to Typical Drug Approval
Priority Review
Overseas Clinical
Acute Indication
50% of the time
25% of the cost
VENOMYX THERAPEUTICS



See our pitch deck for more information.

Meet the Founders



Daniel Dempsey

Founder & CEO

Extensive background in developing antibody drugs and bringing to market. MS Biomedical from UCSD.



Deepankar Roy

Co-founder & COO

Expertise in antibody engineering, Genentech. PhD in Biochem and Molecular Bio from USC.

AND THE REST OF THE TEAM



Phil Tan

Director of Scientific Research

15+ years of industry exp., Expert in developing better therapies for venoms & toxins. Part-time



Mads Riegel

Director of Business Development

Deep experience in startups, Expert in business development, company regulations, finance. Part-time

Raised $384,500 From 274+ Investors

FUNDING HISTORY



Alex Harvey Kaufman

Commercial real estate, start up investment and a self taught cook attempting to make a traditional dish from every region of Spain, Italy and China



Marelize Wolmarans

Marine Insurance Manager with a passion for new businesses and ideas.



Matthew Rayner

I'm a guy that loves business and Chipotle burritos! I'm blessed with a wonderful family and businesses in Lafayette, LA.



Miles Rogers

47. Married to Laura. Son, Mitchell. Daughter, Alexandra. Dog, Kacie. Part owner of Rogers Tire Service. 4 generation family business.



Jarrod Segura

I am a private investor.



James Schmachtenberger

Founded Mankind Cooperative; deep interest in human potential optimization; activist and advocate for human rights and environmental protection

MORE INVESTORS

Interview

Wefunder interviewed Daniel Dempsey on September 25, 2018.

+ EXPAND ALL

WF: What is Venomyx Therapeutics?

DEMPSEY: We are a therapeutics company based in San Diego that is focused on engineering antitoxins. We are currently developing the world's first recombinant and portable broad-spectrum antivenom for a snakebite.

WF: What is the current state of antivenom availability? How at risk is the world population?

WF: What is the efficacy of antivenom produced in horses, generally?

WF: So, which pieces of this problem are being solved by what you're working on?

WF: So, you can make one antivenom that handles a large majority of the toxins in dozens of poisonous snakes in Asia, for instance?

WF: How hard is it for you to actually develop these antitoxins?

WF: What has your progress looked like?

WF: How hard is that per toxin?

WF: Are you at the animal testing stage for all four products?

WF: What sort of drug oversight are you facing, and when do you expect to have that tackled, at least in Asia and Europe?

VIEW ALL QUESTIONS

Ask a Question

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ASK QUESTION

Alan Jacobson Mar 30

Hi, this presentation is excellent but I'm hoping you can add a little information (or point me to it if I missed it): 1. Is anyone else developing a similar solution and how hard would it be for a company with deep pockets to do so - what does your IP cover for example?; 2. From what I know you may be dramatically underestimating the cost of bringing a drug to market - like by 10s of millions. Am I missing something?; 3. In one quote it says that you'll have a commercial product in 2019, and in another it says best case is 3 years. What is the most realistic timeline?; 4. Finally, do you have any MDs advising you in any way? Thanks!

Daniel Dempsey Founder & CEO FOUNDER Apr 7

Hi Alan,

Thank you! Our slide deck doesn't delve much into competition because there are currently no companies (large or small) that are developing a similar non-animal serum antivenom. There are, however, a handful of academic groups performing excellent research with the ultimate goal of solving the issues associated with conventional antivenom. We believe in our approach and are in contact with many of these groups. You are correct that the cost associated with bringing our product to market is significantly less than with most other drug indications. The reasons for this are 1) Acute nature of snakebite allows for faster clinical trials and trials require less patients, 2) We qualify for priority review with the FDA, 3) Relatively inexpensive cost of manufacturing. Although we already have a "minimum viable product", a realistic timeline for an FDA-approved product is still 3-4 years out and we will be making every effort to minimize this time as much as possible without cutting any corners regarding efficacy and safety of our product. We regularly consult with a few MDs who are quite familiar with the administration (and shortcomings) of equine or ovine antivenom. Actually, some of our early decisions to make our antivenom available in solution is based on physicians' complaints that the reconstitution of antivenom from lyophilized form to solution is time-consuming and problematic during treatment. We are always looking to discuss with MDs throughout our process and their insight has been invaluable.

Thanks for your interest!!

Dan

Vidal Hernandez Mar 29

Hello!
Your product works for different snake kind bites or it is specific for each one?

Daniel Dempsey Founder & CEO FOUNDER Apr 7

Hello Vidal,

This is a very important question as you probably know that snake venom can vary significantly between species! We have identified and created antibodies against the clinically-significant venom toxins for a region- that is, those toxins that are present in high quantities and are responsible for the clinical symptoms of snakebite. We are creating a broad-spectrum (works for all medically relevant species) antivenom in 4 regions: U.S., Asia, Africa, South America with our initial focus on a domestic product for the U.S.

Dan

Anthony Ivan Mar 23

If your risk statement states these securities are essentially worthless, why would any investor purchase them? If they have no intrinsic value, how are they considered securities from a legal definition?

Daniel Dempsey Founder & CEO FOUNDER Mar 25

Hi Anthony,